Exhibit 99.1

WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, August 2, 2012 – WNS (Holdings) Limited (NYSE: WNS), a leading global business process outsourcing (BPO) provider, today announced that the annual general meeting of its shareholders will be held on Tuesday, September 4, 2012, beginning at 11.30 am (Jersey time), at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.

The Company’s annual report on Form 20-F for the financial year ended March 31, 2012, containing its annual consolidated financial statements for the financial year ended March 31, 2012 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on April 26, 2012 and an amendment No. 1 thereto was filed on July 20, 2012 (as amended, the “Annual Report”). The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 2, 2012.

The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company’s registered office at: Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Thomas Loader, telephone: +44 (0)1534 281 813) or ronald.dmello@wns.com, attention Ronald D’Mello.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2012, WNS had 25,939 professionals globally. WNS currently has 29 delivery centers worldwide including Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Investors Contact:

David Mackey

Investor Relations

david.mackey@wns.com

ir@wns.com